November 3, 2005





Mail Stop 3561



Mr. Richard Cutler, Esq.
Cutler Law Firm
3206 West Wimberland Drive
Augusta, GA  30909



      Re:	NetMeasure Technology, Inc.
            4.01 Form 8-K/A dated October 4, 2005
		Filed November 3, 2005
		File No. 0-27675



Dear Mr. Cutler:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
Feel
free to call us at the telephone numbers listed at the end of this letter.


1. Please file an updated letter from Amisano Hanson stating whether the firm agrees with all of your Item 4.01(a) of Form 8-K disclosures. The letter should address each of the four paragraphs of your disclosure including the type of report issued by Hanson on the company`s financial statements, disagreements, and reportable events. It appears that the October 24, 2005 letter from Hanson only addresses the first paragraph of your disclosures, regarding the dismissal, insofar as it pertains to their firm. Please refer also to Item 304(a)(3) of Regulation S-B.


Please file your response letter and amendment via EDGAR within five business days after the date of this letter, or tell us when you will respond. Please contact the staff immediately if you require longer than 5 business days to respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	If you have any questions, please call the undersigned at
(202)
551-3237.


								Sincerely,



								Maureen Bauer
								Staff Accountant

cc:  Mr. Peter Lepnieks, President
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Mr. Richard Cutler, Esq.
Cutler Law Firm
November 3, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE